United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Merus N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Bas Vaessen

c/o LSP

Johannes Vermeerplein 9,

1071 DV Amsterdam,

The Netherlands

+31 (0) 20 664 55 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Coöperatief LSP IV UA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,225,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,225,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N5749R100	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS LSP IV Management B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,225,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,225,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N5749R100	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common shares (the “Common Shares”), of Merus N.V., a corporation formed under the laws of the Netherlands (the “Issuer”), whose principal executive offices are located at Padualaan 8 (postvak 133), 3584 CH Utrecht, the Netherlands.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Coöperatief LSP IV UA (“LSP IV”)

LSP IV Management B.V.

Each of the Reporting Persons is organized under the laws of the Netherlands. The business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

The Reporting Persons are principally engaged in the business of investments in securities.

The managing directors of LSP IV Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe (collectively, the “Related Persons”). Messrs. Kleijwegt and Kuijten are citizens of the Netherlands, and Mr. Rothe is a citizen of Germany. The business address of each of the Related Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands. The current principal occupation of each of the Related Persons is Partner and Managing Director of Life Sciences Partners (“LSP”).

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), LSP IV purchased convertible preferred shares of the Issuer, which were converted into Common Shares prior to the IPO. Additionally, LSP IV purchased 500,000 Common Shares in the IPO at $10.00 per share for an aggregate purchase price of USD $5,000,000 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the IPO (the “Underwriters”).

LSP IV obtained the funds for the purchase of the Common Shares through a capital contribution from its members, which in turn obtained such funds from capital contributions from their shareholders and/or partners.

CUSIP No. N5749R100	13D	Page 4 of 7 Pages

Item 4.	Purpose of Transaction

Registration Rights Agreement

Effective upon the closing date of the IPO, the Issuer, LSP IV and certain other holders of the Issuer’s securities entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted demand registration rights, short-form registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Registration Rights Agreement will terminate upon the earlier to occur of: (a) the fourth anniversary of the IPO, and (b) such time as Rule 144 or another similar exemption under the Securities Act of 1933, as amended, is available for the sale of all such shareholder’s Common Shares without limitation during a three-month period without registration.

Lock-Up Agreement

LSP IV entered into a letter agreement with the Issuer and the Underwriters, on September 4, 2015 which was subsequently amended on April 5, 2016 (the “Lock-Up Agreement”). Pursuant to such agreement LSP IV agreed, without the prior written consent of the Underwriters and subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities for a period of 180 days after the date of the final prospectus used to sell Common Shares in the IPO. The Lock-Up Agreement automatically terminates and shall be of no further force or effect following the expiration of the Lock-Up Period.

The foregoing descriptions of the Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such

CUSIP No. N5749R100	13D	Page 5 of 7 Pages

persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons, as well as the number of Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of May 24, 2016, based on 16,080,356 Common Shares outstanding as of May 26, 2016.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Coöperatief LSP IV UA	1,225,661	7.6%	0	1,225,661	0	1,225,661
LSP IV Management B.V.	1,225,661	7.6%	0	1,225,661	0	1,225,661

LSP IV is the record holder of 1,225,661 Common Shares. LSP IV Management B.V. is the sole director of LSP IV. The managing directors of LSP IV Management B.V. are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP IV Management B.V., Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the Common Shares held of record by LSP IV.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except for the acquisition of 500,000 Common Shares in the IPO described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Shares.

(d) None.

(e) Not Applicable.

CUSIP No. N5749R100	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed by the Issuer filed May 27, 2016 (File No. 001-37773)).

3	Lock-Up Agreement, as amended

CUSIP No. N5749R100	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2016

Coöperatief LSP IV U.A.
By:	LSP IV Management B.V.

Title:	Managing Director

By:	/s/ M. Kleijwegt and R.R. Kuijten

Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors

LSP IV Management B.V.

By:	/s/ M. Kleijwegt and R.R. Kuijten

Name:	M. Kleijwegt and R.R. Kuijten
Title:	Managing Directors